UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

THE GOLDFIELD CORPORATION

(Name of Subject Company)

THE GOLDFIELD CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

381370105

(CUSIP Number of Class of Securities)

Stephen R. Wherry

Acting Co-Chief Executive Officer

The Goldfield Corporation

1684 W. Hibiscus Boulevard

Melbourne, Florida 32901

(321) 724-1700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert S. Matlin, Esq.

K&L Gates LLP

599 Lexington Avenue

New York, New York 10022

(212) 536-4066

This Amendment No. 5 (“Amendment No. 5”) amends Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by The Goldfield Corporation, a Delaware corporation (“Goldfield” or the “Company”), with the Securities and Exchange Commission on December 1, 2020 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by FR Utility Services Merger Sub, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly owned subsidiary of FR Utility Services, Inc., a Delaware corporation (“FR Utility”), which is an affiliate of First Reserve Fund XIV, L.P., a Cayman Islands limited partnership, to purchase all of the issued and outstanding shares of Goldfield’s common stock, par value of $0.10 per share (the “Shares”), at a purchase price equal to $7.00 per Share, net to the seller in cash without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and conditions set forth in the offer to purchase, upon the terms and subject to the conditions set forth in the in the offer to purchase, dated December 1, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), a copy of which is attached as Exhibit (a)(1)(B).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 5. This Amendment No. 5 should be read together with the Schedule 14D-9. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following at the end of the last paragraph of the subsection titled “Regulatory Approvals—HSR Act”:

“On December 17, 2020, Acquisition Sub received notice that the FTC granted early termination of the applicable waiting period under the HSR Act. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. The Offer continues to be subject to the remaining terms and conditions set forth in Section 13—“Conditions of the Offer” of the Offer to Purchase.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

THE GOLDFIELD CORPORATION

By:	/s/ STEPHEN R. WHERRY
Name: Stephen R. Wherry

Title: Acting Co-Chief Executive Officer, Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

(Co-Principal Executive Officer and Principal Financial and Accounting Officer)

Dated: December 18, 2020